Exhibit 3.14

AGREEMENT OF LIMITED PARTNERSHIP

OF

BB ACQUISITION (PR), L.P.

AGREEMENT OF LIMITED PARTNERSHIP of BB Acquisition (PR), L.P. (the “Agreement”), dated as of May 12, 2003, by and between Bumble Bee International (PR), Inc., a Cayman exempt company, as general partner and Bumble Bee Seafoods, LLC, a Delaware limited liability company, as limited partner.

W I T N E S S E T H:

WHEREAS, the Partners desire to form a limited partnership pursuant to and in accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (the “Act”); and

WHEREAS, the Partners hereby form such limited partnership for the purposes and on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually agreed by and among the parties hereto as follows:

ARTICLE I.

Introductory Provisions

Section 1.1. Certain Definitions. As used herein:

“Act” shall mean the Revised Uniform Limited Partnership Act of the State of Delaware, as the same may be amended from time to time.

“Affiliate” shall mean, with respect to any Person, any other Person who controls, is controlled by or is under common control with such Person.

“Book Value” shall have the meaning given to it in Section 2.2.

“Capital Account” has the meaning specified in Section 4.1.

“Capital Contribution” means a contribution by a Partner to the capital of the Partnership pursuant to this Agreement.

“Certificate” means the Certificate of Formation of the Partnership as filed with the Secretary of State of Delaware, as it shall be amended, restated or supplemented from time to time.

“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall include a reference to any amendatory or successor provision thereto.

“Contribution Percentage” means the percentage that is equal to the Capital Contribution made by a Partner expressed as a percentage of all the Capital Contributions made by the Partners, or such percentages as specified in Exhibit A hereto, as such exhibit may be amended from time to time.

“Fiscal Year” means the period commencing on May 27 and ending on May 26 of each year except as may otherwise be required by the Code or Treasury Regulations; provided, however, that (a) in the case of the Partnership’s first fiscal year, “Fiscal Year” means the period from and including the date on which the Partnership is formed under the Act to and including the immediately following May 26 and (b) the final Fiscal Year of the Partnership shall end on the date on which the winding up of the Partnership is completed.

“General Partner” means Bumble Bee International (PR), Inc. in its capacity as a general partner of the Partnership.

“Indemnified Persons” has the meaning specified in Section 3.3.

“Interest” means, with respect to a Partner, any and all ownership interests and rights of that Partner in or with respect to the Partnership (or any successor entity), including, without limitation, such Partner’s right to a share of the Net Profits and Net Losses of the Partnership, its right to distributions and to a share of the assets of the Partnership upon liquidation and its right to participate in the management of the affairs of the Partnership.

“Limited Partner” means Bumble Bee Seafoods, LLC and any substitute or additional limited partners who may be admitted as limited partners of the Partnership pursuant to the terms of this Agreement and any amendment thereto.

“Liquidating Partner” has the meaning specified in Section 7.2(a).

“Majority-in-Interest” means such Partners whose aggregate Contribution Percentages constitute more than one-half of the aggregate Contribution Percentages of all Partners.

“Net Profits” and “Net Losses” means the income and loss of the Partnership as determined in accordance with the accounting methods followed by the Partnership for Federal income tax purposes, including income exempt from tax and described in Code Section 705(a)(1)(B), treating as deductions items of expenditure described in, or under Treasury Regulations deemed described in, Code Section 705(a)(2)(B) and treating as an item of gain (or loss) both any increase (decrease) in the Book Value of the Partnership’s property under Section 2.2(c) and the excess (deficit), if any, of the fair market value of distributed property over (under) its Book Value. Depreciation, depletion, amortization, income and gain (or loss) with respect to Partnership assets shall be computed with reference to their Book Value rather than to their adjusted bases.

“Notices” has the meaning specified in Section 8.1(a).

“Partners” means the General Partner, the Limited Partner, and any general partner or limited partner admitted subsequent to the date of this Agreement pursuant to its terms.

“Partnership” has the meaning specified in Section 1.2.

“Person” means an individual, corporation, association, limited liability company, limited liability partnership, partnership, estate, trust, unincorporated organization or a government or any agency or political subdivision thereof

“Transfer” means any direct or indirect sale, assignment, gift, hypothecation, pledge or other disposition, whether voluntary or by operation of law, by sale of stock or partnership interests, or otherwise, of an Interest or of any entity which directly or indirectly through one or more intermediaries holds an Interest.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

Section 1.2. Name. The name of the limited partnership being formed is BB Acquisition (PR), L.P. (the “Partnership”).

Section 1.3. Office. The office of the Partnership will be located at c/o Centre Partners Management LLC, 30 Rockefeller Plaza, 50th Floor, New York, New York 10020, or any other place determined by the General Partner. The name and address of the registered agent for service of process in the State of Delaware is National Registered Agents, Inc. The registered office of the Partnership in the State of Delaware is c/o National Registered Agents, Inc., 9 East Loockerman Street, City of Dover, County of Kent 19901. The offices of the Partnership in Puerto Rico shall be at 3075 Carr, 64 Zona Industrial El Malecon, Mayaguez, Puerto Rico, 00682.

Section 1.4. Purposes. The purposes of the Partnership shall be to conduct any lawful commercial and industrial businesses, purpose or activity, including without limitation the activity of operating a tuna processing operation, with the exception of the business of granting policies of insurance, or assuming insurance risks or banking as defined in Section 126 of Title 8 of the Delaware Code Annotated which may be engaged in by a limited partnership organized under the Act, as such business activities may be determined by the General Partner from time to time. The Partnership shall have the power to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of such purposes, and for the protection and benefit of its business. The Partnership shall not conduct any business in any jurisdiction if a license is required to conduct such business unless such license is first obtained.

Section 1.5. Duration. The Partnership shall be formed, and shall commence its business activities, upon the filing of a Certificate of Formation with the Office of the Secretary of State of Delaware pursuant to the Act and shall continue until dissolved pursuant to Section 7.1.

Section 1.6. Limitation of Liability of Limited Partner. No Limited Partner shall be liable for any of the debts, liabilities or obligations of the Partnership or any of the losses thereof beyond the amount of such Limited Partner’s Capital Contribution, except to the extent otherwise required by law.

ARTICLE II.

Capital Contribution; Other Financing;

Interests in the Partnership

Section 2.1. Capital Contributions. Each Partner committed to make certain Capital Contributions and shall have Contribution Percentages as set forth in such Exhibit A which Contribution Percentages shall be adjusted in Exhibit A from time to time to properly reflect the admission of new Partners or any other event having an effect on a Partner’s Contribution Percentage. Contributions to the Partnership by the Partners shall be made in accordance with the Partners’ Contribution Percentages.

Section 2.2. Determination of Book Value of Partnership Assets.

(a) Book Value. Except as set forth below, Book Value of any Partnership asset is its adjusted basis for Federal income tax purposes.

(b) Initial Book Value. The initial Book Value of any assets contributed by a Partner to the Partnership shall be the gross fair market value of such assets at the time of such contribution.

(c) Adjustments. The Book Values of all of the Partnership’s assets may be adjusted by the Partnership to equal their respective gross fair market values, as determined by the Partners, as of the following times: (a) the admission of a new Partner to the Partnership or the acquisition by an existing Partner of an additional interest in the Partnership from the Partnership; (b) the distribution by the Partnership of money or property to a retiring or continuing Partner in consideration for the retirement of all or a portion of such Partner’s interest in the Partnership; (c) the liquidation of the Partnership; and (d) such other times as determined by the Partners.

(d) Depreciation and Amortization. The Book Value of a Partnership asset shall be adjusted for the depreciation and amortization of such asset taken into account in computing Net Profits and Net Losses and for Partnership expenditures and transactions that increase or decrease the assets Federal income tax basis.

Section 2.3. Withdrawal of Capital Limitation on Distributions. No Partner shall be entitled to withdraw any part of its Capital Contributions to, or to receive any distributions from, the Partnership except as provided in Section 6.1 and Section 7.2. No Partner shall be entitled to demand or receive (i) interest on its Capital Contributions or (ii) any property from the Partnership other than cash except as provided in Section 72(a).

Section 2.4. Allocation of Net Profits and Net Losses. After giving effect to the special allocations set forth in Section 2.5 hereof, Net Profits and Net Losses for each Fiscal Year shall be allocated to the Members in accordance with their Contribution Percentages.

Section 2.5. Revelatory Allocations. Notwithstanding any other provision of this Agreement to the contrary, in order to comply with tax rules set forth in the Code and the Treasury Regulations and to permit the Partnership to obtain the benefits of the “safe harbor” provided by Treasury Regulation § 1.704-1(b)(2)(ii), any special allocations required to be made pursuant to the Treasury Regulations under Section 704(b) of the Code, including those related to “minimum gain chargebacks” and “qualified income offsets,” shall be made prior to the allocations set forth herein in accordance with the provisions set forth in such Treasury Regulations.

Section 2.6. Restrictions on Transfers. No Partner may Transfer any Interest in. the Partnership, except that a Partner may Transfer his Interest to one or more other Partners of the Partnership. Upon any such transfer, Exhibit A hereto shall be amended accordingly. Any Transfer in violation of this Section 2.5 shall be null and void.

ARTICLE III.

Management

Section 3.1. Management by the Partners.

(a) General Provisions. The management of the Partnership shall be vested solely in the General Partner. The General Partner shall have the exclusive power and authority on behalf and in the name of the Partnership to carry out the purposes of the Partnership to perform all acts and enter into and perform all contracts and other undertakerings (including but not limited to the purchase, sale and mortgaging of real property in any jurisdiction) which it may deem necessary or advisable in connection therewith and to take any and all actions not inconsistent with the limitations contained in this Agreement necessary to operate the business of the Partnership.

(b) Bank Accounts. The General Partner shall cause the Partnership to open and maintain bank account; and all funds of every kind and nature received by the Partnership shall be deposited in such accounts. Signatories for such accounts shall be authorized from time to time by the General Partner.

Section 3.2. Admission of New Partners. New or additional Partners may be admitted to the Partnership at any time upon the affirmative vote or consent of all the Partners. In the event of the admission of new or additional Partners, Exhibit A shall be amended accordingly. Notwithstanding the foregoing, no new or additional Partners may be admitted to the Partnership if such admission would cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes, cause the Partnership to be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code, violate or cause the Partnership to violate any applicable Federal, state, local or foreign law, rule or regulation including, without limitation, the Securities Act of 1933, as amended, or any other applicable federal, state, local or foreign securities laws, rules or regulations, or cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

Section 3.3. Indemnification. Any Person made, or Threatened to be made, a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such Person is or was (i) a Partner, or (ii) an employee, officer, director, shareholder or partner of a Partner, or (iii) such other persons (including employees of the Partnership) as a Majority-in-Interest of the Partners may designate from time to time, in their sole and absolute discretion (collectively, the “Indemnified Persons”), shall be indemnified by the Partnership for any losses or damage sustained with respect to such action or proceeding, and the Partnership shall advance such Indemnified Person’s reasonable related expenses to the fullest extent permitted by law. The Partnership shall have the power to purchase and maintain insurance on behalf of the Indemnified Persons against any liability asserted against or incurred by them. The duty of the Partnership to indemnify the Indemnified Persons under this Section 3.3 shall not extend to actions or omissions of any Indemnified Person which arc grossly negligent or which involve fraud, misrepresentation, bad faith, or other willful misconduct by such Indemnified Person or which are in material breach or violation by such Indemnified Person of this Agreement or which are in derogation of the fiduciary duties owed by such Indemnified Person to the Partnership and the Partners, in each case as determined by a court of competent jurisdiction. No Indemnified Person shall be liable to the Partnership or any other Partner for actions taken in good faith. The Partnership may indemnify other Persons of the Partnership. The duty of the Partnership to indemnify the Indemnified Persons under this Section 3.3 shall be limited to the assets of the Partnership, and no recourse shall be available against any Partner for satisfaction of such indemnification obligations of the Partnership.

ARTICLE IV.

Books; Elections; Budgets; Fiscal Year

Section 4.1. Administrative Services, Books, Records and Reports. The General Partner shall cause to be performed all general and administrative services on behalf of the Partnership in order to assure that complete and accurate books and records of the Partnership are maintained at the Partnership’s principal place of business showing the names, addresses and Interests of each of the Partners, all receipts and expenditures, assets and liabilities, profits and losses, and all other records necessary for recording the Partnership’s business and affairs, including a capital account for each Partner (a “Capital Account”). Each Partner shall have the right to inspect and copy any of the foregoing materials at all reasonable times. Each Partner’s Capital Account shall be increased by:

(i) the amount of any money contributed by the Partner to the Partnership;

(ii) the fair market value of any property contributed by the Partner to the Partnership;

(iii) the amount of Net Profits allocated to the Partner; and

(iv) the amount of any Partnership liabilities assumed by such Partner (or taken subject to) if property is distributed to the Partner by the Partnership;

and shall be decreased by:

(v) the amount of any money distributed to the Partner by the Partnership;

(vi) the fair market value of any property distributed to the Partner by the Partnership;

(vii) the amount of Net Losses allocated to the Partner; and

(viii) the amount of any Partner liabilities assumed by the Partnership (or taken subject to) if property is contributed to the Partnership by the Partner.

The initial Capital Account balances of the Partners as of the date hereof are set forth on Exhibit A.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations under Section 704(b) of the Code and, to the extent not inconsistent with the provisions of this Agreement, shall be interpreted and applied in a manner consistent with such Treasury Regulations.

Section 4.2. Federal Income Tax Elections; Method of Depreciation. The General Partner shall determine the method of depreciation to be utilized by the Partnership for tax purposes and all elections to be made by the Partnership for tax purposes. The General Partner shall be the “tax matters partner” for all purposes of the Code.

Section 4.3. Tax Returns. The General Partner (on behalf of the Partnership) shall prepare and timely file, or cause to be prepared and timely filed, all Federal, state and local tax returns required to be filed by the Partnership. The Partnership shall bear the costs of the preparation and filing of its tax returns.

Section 4.4. Partnership Status. The Partners intend that the Partnership be classified as a partnership for federal, state, local and foreign income tax purposes and shall take all reasonable actions as may be reasonably required to qualify for and receive such classification.

ARTICLE V.

Employment of Affiliates

Section 5.1. Parties Employed. Subject to the approval of the General Partner, the Partnership may contract for services to be performed for the Partnership by Partners or Affiliates of any Partner. In the case of the employment of a Partner or of Affiliates of a Partner, the compensation to be paid by the Partnership to such Partner or Affiliates shall be not greater than the compensation generally paid to third parties for comparable services in comparable locations.

ARTICLE VI.

Distributions

Section 6.1. Distributions. Distributions shall be made at such time and in such amounts as determined by the General Partner and shall be made among the Partners in cash or other property (a) first, in proportion to, and to the extent of; the excess of each Partner’s Capital Contributions over prior distributions to that Partner under this Section 6.1(a) and, then, (b) in proportion to their Contribution Percentages.

Section 6.2. Restoration of Funds. Except as otherwise provided by law, no Partner shall be required to restore to the Partnership any funds properly distributed to it pursuant to Section 6.1.

Section 6.3. Withholding on Distributions. ‘The Partnership shall seek to qualify for and obtain exemptions from any provision of the Code or any provision of state, local or foreign tax law that would otherwise require the Partnership to withhold amounts from the payment or distributions to the Partners. If the Partnership does not obtain any such exemption. the Partnership is authorized to withhold from any payment or distribution to any Partner and to pay to the relevant tax authority any amounts that are required to be withheld pursuant to the Code or any provision of state, local or foreign tax law. Any amount so withheld shall be credited against the amount of the payment or distribution to which the Partner would otherwise be entitled.

ARTICLE VII.

Dissolution and Liquidation

Section 7.1. Dissolution. The Partnership shall continue until:

(a) The sale, transfer or other disposition of all or substantially all the assets of the Partnership;

(b) The acquisition by a Partner of all of the Interests of the other Partners;

(c) The resignation or withdrawal of any Partner, or the Transfer of any Interest, unless within 90 days thereafter all remaining, or non-Transferring, Partners unanimously elect to continue the business of the Partnership;

(d) The happening of any of the events set forth in Section 17-801(3) of the Act which affects the General Partner and thereby results in the dissolution of the Partnership by operation of law unless within 90 days thereafter all remaining Partners unanimously elect in writing to continue the business of the Partnership and to the appointment, effective as of the date of such event, of one or more general partners of the Partnership; or

(e) The unanimous decision of the Partners to dissolve the Partnership.

Section 7.2. Winding up Affairs and Distribution of Assets.

(a) Upon dissolution of the Partnership (except dissolution pursuant to Section 7.1(e)), and in the absence of an election to continue the business of the Partnership pursuant to Section 7.1(d) or (e), the General Partner shall be the liquidating Partner (the “Liquidating Partner”) and shall proceed to wind up the affairs of the Partnership, liquidate the remaining property and assets of the Partnership and wind-up and terminate the business of the Partnership. The Liquidating Partner shall cause a full accounting of the assets and liabilities of the Partnership to be taken and shall cause the assets to be liquidated and the business to be wound up as promptly as possible by either or both of the following methods: (1) selling the Partnership assets and distributing the net proceeds therefrom (after the payment of Partnership liabilities) to each Partner in satisfaction of its Capital Account; or (2) if all Partners shall agree, distributing the Partnership assets to the Partners in kind and debiting the Capital Account of each Partner with the fair market value of such assets, each Partner accepting en undivided interest in the partnership assets (subject to their liabilities) in proportion to and to the extent of each Partner’s positive Capital Account balance after allocating and crediting to the Capital Accounts the unrealized gain or loss to the Partners as if such gain or loss had been recognized and allocated pursuant to Section 2.4.

(b) If the Partnership shall employ method (1) as set forth in Section 7.2(a) in whole or part as a means of liquidation, then the proceeds of such liquidation shall be applied in the following order of priority: (i) first, to the expenses of such liquidation; (ii) second, to the debts and liabilities of the Partnership to third parties, if any, in the order of priority provided by law; (iii) third, a reasonable reserve shall be set up to provide for any contingent or unforeseen liabilities or obligations of the Partnership to third parties (to be held and disbursed, at the discretion of the Liquidating Partner or Partners, by an escrow agent selected by the liquidating Partner or Partners) and at the expiration of such period as the Liquidating Partner or Partners may deem advisable, the balance remaining in such reserve shall be distributed as provided herein; (iv) fourth, to debts of the Partnership to the Partners or their Affiliates and any fees and reimbursements payable under this Agreement; and (v) fifth, to the Partners according to their respective positive Capital Account balances determined after all allocations of Net Profits and Net Losses have been made.

(c) In connection with the liquidation of the Partnership, the Partners severally, jointly, or in any combination upon which they may agree, shall have the first opportunity to make bids or tenders for all or any portion of the assets of the Partnership, and such assets shall not be sold to an outsider except only for a price higher than the highest and best bid of a single Partner, the Partners jointly, or a combination of Partners. Any bid made by a Partner or Partners for all or any portion of the assets shall be made, if at all, within thirty (30) days after the Liquidating Partner or any other Partner shall have requested such bids. A copy of each bid shall be delivered by the Liquidating Partner to each Partner. Unless otherwise agreed by all Partners, no Partner shall be entitled to raise its bid after submission thereof whether in response to a bid received by the Partnership from any other Partner or third party, or otherwise.

ARTICLE VIII.

Miscellaneous

Section 8.1. Notices.

(a) All Notices, consents, approvals, reports, designations, requests, waivers, elections and other communications (collectively, “Notices”) authorized or required to be given pursuant to this Agreement shall be given in writing and either personally delivered to the Partner to whom it is given or delivered by an established delivery service by which receipts are given or mailed by registered or certified mail, postage prepaid, or sent by telex or telegram or electronic telecopier, addressed to the Partner at its address listed on Exhibit A, hereto.

(b) All Notices shall be deemed given when delivered or, if mailed as provided in Section 8.1(a), on the third (3rd) day after the day of mailing, and if sent by telex or telegram or telecopier or overnight delivery service, twenty-four (24) hours after the time of dispatch. Any Partner may change its address for the receipt of Notices at any time by giving Notice thereof to all of the other Partners, in which event Exhibit A hereto shall be amended accordingly. Notwithstanding the requirement in Section 8.1(a) as to the use of registered or certified mail, any routine reports required by this Agreement to be submitted to Partners at specified times may be sent by first-class mail.

Section 8.2. Certificate Requirements. From time to time the Partners shall sign and acknowledge all such writings as are required to amend the Certificate or for the carrying out of the terms of this Agreement or, upon dissolution of the Partnership, to cancel such Certificate.

Section 8.3. Entire Agreement. This Agreement supersedes all prior agreements and understandings among the Partners with respect to the subject matter hereof.

Section 8.4. Amendment or Modification. No amendment, change or modification of this Agreement shall be of any force unless such change or modification is in writing and has been unanimously approved and signed by the Partners.

Section 8.5. Waivers. No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is in writing and signed by the Partner against whom such waiver is claimed. No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.

Section 8.6. Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 8.7. Further Assurances. Each Partner shall execute such deeds, assignments, endorsements; evidences of Transfer and other instruments and documents and shall give such further assurances as shall be necessary to perform its obligations hereunder.

Section 8.8. Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the State of Delaware.

Section 8.9. Counterparts. This Agreement may be executed in any number of counterpart; each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Section 8.10. Limitation on Rights of Others. No Person other than a Partner shall have any legal or equitable right, remedy or claim under or in respect of this Agreement.

Section 8.11. Number and Gender. As used in this Agreement, all pronouns and any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person or Persons may require.

Section 8.12. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Partners and their respective successors and permitted assigns.

Section 8.13. Waiver of Partition. Each Partner hereby waives its right to bring an action for partition of any of the property owned by the Partnership.

Section 8.14. Authorized Persons. Each Partner is hereby designated as an authorized person to sign the Partnership’s Certificate of Limited Partnership and any other documents that are appropriate and necessary to effectuate the purpose of this Agreement.

Exhibit A

	Contribution Percentage	Initial Capital Account Balances
General Partner

Bumble Bee International (PR), Inc.	1%	S1.00

Address:

c/o M&C Corporate Services Limited PO Box 309GT Ugland House South Church Street Georgetown Grand Cayman, Cayman Islands

Limited Partner

Bumble Bee Seafoods, LLC	99%	$99.00

Address:

9 East Loockerman Street Dover, DE 19901

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

GENERAL PARTNER:

BUMBLE BEE INTERNATIONAL (PR), INC.

By:	/s/ Scott Perekslis
Name:	Scott Perekslis
Title:

LIMITED PARTNER:

BUMBLE BEE SEAFOODS, LLC

By:	/s/ Scott Perekslis
Name:	Scott Perekslis
Title: